

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 8, 2006

Mr. J. Kenneth Alley
Senior Vice President and Chief Financial Officer
Suncor Energy Inc.
112 – 4th Avenue S.W.
Box 38
Calgary, Alberta CANADA T2P 2V5

> **Re:** **Suncor Energy Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 1-12384**

Dear Mr. Alley:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Exhibit 99.1

Summary of Significant Accounting Policies

(c) Revenues, page 61

1.   We note your policy for revenue recognition under multiple element
        arrangements is on a straight line basis. With regard to these arrangements, tell
        us:

        a. What types of products or services are included.
        b. How you determined the disclosed accounting treatment is appropriate.
        c. What consideration was given to Emerging Issue Task Force Issue 00-21 to
            determine what differences, if any, must be reported under U.S. Generally
            Accepted Accounting Principles, ("U.S. GAAP").

Notes to the Consolidated Financial Statements

Note 7 - Accrued Liabilities and Other, page 81

2.   You have disclosed you cannot determine a fair value for asset retirement
        obligation due to the indeterminate life of the related asset. Tell us what
        consideration was given to Financial Interpretation 47 in determining whether a
        fair value of the asset retirement obligation could be reported under U.S. GAAP.

Note 18 – Differences Between Canadian and U.S. Generally Accepted Accounting
Principles, page 93

3.   In reconciling to net earnings under U.S. GAAP, you have reported $83 million as
        gross income from derivatives and hedging activities, and an additional $140
        million as part of other comprehensive income in fiscal 2005. Tell us how these
        amounts reconcile with the amounts disclosed in the narrative section of this
        footnote with respect to $2 million of hedge ineffectiveness on page 94, $5
        million of realized and unrealized hedge ineffectiveness on page 95 and the
        amounts reported in the reconciliation of changes in accumulated other
        comprehensive income for 2005.

4.   Revise these certifications in an amended filing to conform the title and wording
        exactly as set forth in General Instruction B(6)(a) of Form 40-F.

Engineering Comments

Required U.S. Oil and Gas and Mining Disclosure, page 22

Net Proved Reserves, page 25

5.   We note 78% of your proved bitumen reserves are undeveloped. Please tell us the
        estimated hydrocarbon volumes, if any, you have claimed as proved reserves:

   a) In undrilled fault blocks;

   b) Below the lowest known – penetrated and assessed - structural occurrence of
       hydrocarbons;

   c) At locations that are not offsetting (adjacent to) productive wells.

   Be advised we generally do not consider such volumes to be proved.

6.   Please explain the role of "3D seismic control" (page 22) in your proved reserve
        estimates.

Standardized Measure of Discounted Future Net Cash Flows from Estimated Production
of Proved Oil and Gas Reserves after Income Taxes, page 28

7.   Please amend your standardized measure to disclose your estimated future
        development costs separately from your estimated future production costs as
        required by Statement of Financial Accounting Standard 69, paragraph 30(b).

Production Costs, page 29

8.   Your disclosed 2005 unit production cost here is $10.86/BOE while that derived
        from Results of Operations (page 26) is $13/BOE (= $213 million/16.3
        MMBOE). Please reconcile this difference for us and revise your document as
        necessary.

Oil and Gas Acreage, page 29

9.   Please expand your tables here to disclose material undeveloped acreage subject
        to expiration in each of the next three years per SEC Industry Guide 2, paragraph
        5.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Mr. J. Kenneth Alley
Suncor Energy Inc.
Ausust 8, 2006
page 5

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief